SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Doral Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25811P100
(CUSIP Number)

August 6, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P100	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,955,482 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,955,482 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,482 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%1
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

1 The percentages set forth herein were calculated based upon 107,614,606 shares of Common Stock issued and outstanding, as of July 28, 2010, as reported in the 424(b)(4) Prospectus, filed by the Company on August 6, 2010, with the Securities and Exchange Commission (the “424(b)(4) Prospectus”), plus the number of shares of Common Stock to be issued to the Reporting Persons upon conversion of the Reporting Persons' shares of Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock of the Company (the "Mandatorily Convertible Preferred Stock").  If the percentage set forth above was calculated based upon an aggregate of 127,293,763 shares of Common Stock (the “Anticipated Aggregate Number”), consisting of 107,614,606 shares of Common Stock issued and outstanding as of July 28, 2010, plus 19,679,157 shares of Common Stock which represents the maximum number of shares to be issued upon conversion of 93,476 shares of Mandatorily Convertible Preferred Stock, which shares became mandatorily convertible as of August 6, 2010 as set forth in the 424(b)(4) Prospectus, the percentage set forth above would be 2.32%.

CUSIP No. 25811P100	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,488,872 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,488,872 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,488,872 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%2
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

2 If the percentage set forth above was calculated based upon the Anticipated Aggregate Number, the percentage set forth above would be 4.31%.

CUSIP No. 25811P100	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,955,482 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,955,482 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,482 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%3
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

3 If the percentage set forth above was calculated based upon the Anticipated Aggregate Number, the percentage set forth above would be 2.32%.

CUSIP No. 25811P100	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,444,354 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,444,354 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,354 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%4
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

4 If the percentage set forth above was calculated based upon the Anticipated Aggregate Number, the percentage set forth above would be 6.63%.

CUSIP No. 25811P100	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,444,354 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,444,354 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,354 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%5
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

 5 If the percentage set forth above was calculated based upon the Anticipated Aggregate Number, the percentage set forth above would be 6.63%.

CUSIP No. 25811P100	13G	Page 7 of 14 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Doral Financial Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the shares of Common Stock (defined in Item 2(d) below) directly held by it;

(ii)	Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the shares of Common Stock directly held by it;

(iii)	Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the shares of Common Stock directly held by EP Fund;

(iv)
Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to each of EP Fund and EP Master Fund, with respect to the shares of Common Stock directly held by each of EP Fund and EP Master Fund; and

(v)	Eric M. Mindich ("Mr. Mindich"), with respect to the shares of Common Stock directly held by each of EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 25811P100	13G	Page 8 of 14 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, NY, NY 10022.

Item 2(c).	CITIZENSHIP:

EP Fund is a limited partnership organized under the laws of the State of Delaware.  EP Master Fund is a company organized under the laws of the Cayman Islands.  EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware.  Mr. Mindich is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

25811P100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

CUSIP No. 25811P100	13G	Page 9 of 14 Pages

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 107,614,606 shares of Common Stock issued and outstanding, as of July 28, 2010, as reported in the 424(b)(4) Prospectus, plus the number of shares of Common Stock to be issued to the Reporting Persons upon conversion of the Reporting Persons' shares of Mandatorily Convertible Preferred Stock.

A.	Eton Park Fund, L.P.
(a)
Amount beneficially owned:  2,955,482 (consists of 1,339,482 shares of Common Stock and 1,616,000 shares of Common Stock issuable upon conversion of 7,676 shares of the Mandatorily Convertible Preferred Stock)

	(b)	Percent of class: 2.63%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)
Shared power to vote or direct the vote:  2,955,482 (consists of 1,339,482 shares of Common Stock and 1,616,000 shares of Common Stock issuable upon conversion of 7,676 shares of the Mandatorily Convertible Preferred Stock)

		(iii)	Sole power to dispose or direct the disposition: -0-
(iv)
Shared power to dispose or direct the disposition of:  2,955,482 (consists of 1,339,482 shares of Common Stock and 1,616,000 shares of Common Stock issuable upon conversion of 7,676 shares of the Mandatorily Convertible Preferred Stock)

B.	Eton Park Master Fund, Ltd.
(a)
Amount beneficially owned:  5,488,872 (consists of 2,487,609 shares of Common Stock and 3,001,263 shares of Common Stock issuable upon conversion of 14,256 shares of Mandatorily Convertible Preferred Stock)

	(b)	Percent of class: 4.89%
	(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)
Shared power to vote or direct the vote:  5,488,872 (consists of 2,487,609 shares of Common Stock and 3,001,263 shares of Common Stock issuable upon conversion of 14,256 shares of Mandatorily Convertible Preferred Stock)

		(iii)	Sole power to dispose or direct the disposition: -0-
(iv)
Shared power to dispose or direct the disposition:  5,488,872 (consists of 2,487,609 shares of Common Stock and 3,001,263 shares of Common Stock issuable upon conversion of 14,256 shares of Mandatorily Convertible Preferred Stock)

CUSIP No. 25811P100	13G	Page 10 of 14 Pages

C.	Eton Park Associates, L.P.
(a)
Amount beneficially owned:  2,955,482 (consists of 1,339,482 shares of Common Stock and 1,616,000 shares of Common Stock issuable upon conversion of 7,676 shares of the Mandatorily Convertible Preferred Stock)

	(b)	Percent of class: 2.63%
	(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)
Shared power to vote or direct the vote:  2,955,482 (consists of 1,339,482 shares of Common Stock and 1,616,000 shares of Common Stock issuable upon conversion of 7,676 shares of the Mandatorily Convertible Preferred Stock)

		(iii)	Sole power to dispose or direct the disposition: -0-
(iv)
Shared power to dispose or direct the disposition:  2,955,482 (consists of 1,339,482 shares of Common Stock and 1,616,000 shares of Common Stock issuable upon conversion of 7,676 shares of the Mandatorily Convertible Preferred Stock)

D.	Eton Park Capital Management, L.P.
(a)
Amount beneficially owned:  8,444,354 (consists of 3,827,091 shares of Common Stock and 4,617,263 shares of Common Stock issuable upon conversion of 21,932 shares of Mandatorily Convertible Preferred Stock)

	(b)	Percent of class: 7.52%
	(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)
Shared power to vote or direct the vote:  8,444,354 (consists of 3,827,091 shares of Common Stock and 4,617,263 shares of Common Stock issuable upon conversion of 21,932 shares of Mandatorily Convertible Preferred Stock)

		(iii)	Sole power to dispose or direct the disposition: -0-
(iv)
Shared power to dispose or direct the disposition:  8,444,354 (consists of 3,827,091 shares of Common Stock and 4,617,263 shares of Common Stock issuable upon conversion of 21,932 shares of Mandatorily Convertible Preferred Stock)

E.	Eric M. Mindich
(a)
Amount beneficially owned:  8,444,354 (consists of 3,827,091 shares of Common Stock and 4,617,263 shares of Common Stock issuable upon conversion of 21,932 shares of Mandatorily Convertible Preferred Stock)

	(b)	Percent of class: 7.52%
	(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)
Shared power to vote or direct the vote:  8,444,354 (consists of 3,827,091 shares of Common Stock and 4,617,263 shares of Common Stock issuable upon conversion of 21,932 shares of Mandatorily Convertible Preferred Stock)

		(iii)	Sole power to dispose or direct the disposition: -0-
(iv)
Shared power to dispose or direct the disposition:  8,444,354 (consists of 3,827,091 shares of Common Stock and 4,617,263 shares of Common Stock issuable upon conversion of 21,932 shares of Mandatorily Convertible Preferred Stock)

CUSIP No. 25811P100	13G	Page 11 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EP Associates, the general partner of EP Fund, has the power to direct the affairs of EP Fund including decisions with respect to the disposition of the proceeds from the sale of the shares of Common Stock held by EP Fund.  Eton Park Associates, L.L.C. serves as the general partner of EP Associates.  Mr. Mindich is the managing member of Eton Park Associates, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Common Stock  held by EP Fund.  Each of EP Fund and EP Master Fund are clients of EP Management.  Eton Park Capital Management, L.L.C. serves as the general partner of EP Management.  Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Common Stock held by each of EP Fund and EP Master Fund.  Mr. Mindich disclaims beneficial ownership of the Common Stock reported herein, other than the portion of such shares which relates to his individual economic interest in each of EP Fund and EP Master Fund.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25811P100	13G	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 13, 2010

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Fund, L.P. and Eton Park Master Fund, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. 25811P100	13G	Page13 of 14 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  August 13, 2010

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Fund, L.P. and Eton Park Master Fund, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. 25811P100	13G	Page 14 of 14 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint MARCY ENGEL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Eton Park Capital Management, L.L.C., Eton Park Associates, L.L.C. and each of their affiliates or entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 17th day of August, 2007.

/s/ Eric M. Mindich
Eric M. Mindich